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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                   SCHEDULE TO
                                (Amendment No. 4)
                                  (RULE 13e-4)
        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                ----------------

                          RUSS BERRIE AND COMPANY, INC.
              (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON)

              VARIOUS CLASSES OF OPTIONS TO PURCHASE COMMON STOCK,
                          STATED VALUE $0.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    782233100
                (CUSIP NUMBER OF COMMON STOCK UNDERLYING OPTIONS)

                                 ANDREW R. GATTO
                             CHIEF EXECUTIVE OFFICER
                          RUSS BERRIE AND COMPANY, INC.
                                 111 BAUER DRIVE
                            OAKLAND, NEW JERSEY 07436
                                 (201) 337-9000
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
           NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

                                ----------------

                                 WITH COPIES TO:
                               ARNOLD BLOOM, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                          RUSS BERRIE AND COMPANY, INC.
                                 111 BAUER DRIVE
                            OAKLAND, NEW JERSEY 07436
                                 (201) 405-7373

                                       and

                                KAYE SCHOLER LLP
                                 425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                       ATTENTION: JOEL I. GREENBERG, ESQ.
                                 (212) 836-8000

                                ----------------

                            CALCULATION OF FILING FEE

        TRANSACTION VALUATION*                      AMOUNT OF FILING FEE
        ----------------------                      --------------------
              $976,127.25                                  $123.68

* Calculated solely for purposes of determining the filing fee. This amount assumes the purchase of all options to purchase common stock of Russ Berrie and Company, Inc. issued pursuant to stock option plans outstanding on May 25, 2004, for a maximum aggregate purchase price of $976,127.25. The amount of the filing fee equals .01267% of the value of the transaction.

[x]Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid:     $123.68          Filing Party:   Russ Berrie and
                                                                Company, Inc.
   Form or Registration No.:   Schedule TO      Date Filed:     May 28, 2004

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[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
[ ] Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] third-party tender offer subject to Rule 14d-1.
[x] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

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INTRODUCTORY STATEMENT

This Amendment No. 4 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO originally filed by Russ Berrie and Company, Inc., a New Jersey corporation (the "Company"), with the Securities and Exchange Commission on May 28, 2004, as amended and supplemented by Amendment No. 1 to the Statement on Schedule TO filed with the Securities and Exchange Commission on June 15, 2004, Amendment No. 2 to the Statement on Schedule TO filed with the Securities and Exchange Commission on June 22, 2004 and Amendment No. 3 to the Statement on Schedule TO filed with the Securities and Exchange Commission on June 22, 2004 (the original Schedule TO as so amended, the "Schedule TO"). This Amendment is the final amendment to the Schedule TO and reports the results of the offer by the Company, for compensatory purposes, to purchase outstanding options to buy shares of the Company's Common Stock, $0.10 stated value per share, issued pursuant to any of its various equity compensation plans, from all eligible participants, for the various purchase prices and on the terms and subject to the conditions set forth in an Offer to Purchase Specified Options, dated May 28, 2004, as amended June 15, 2004 (the "Offer Statement") and in the related Letter of Transmittal, filed with the original Schedule TO as Exhibits
(a)(1)(i) and (a)(1)(iii), respectively.

         This Amendment is being filed in satisfaction of the requirements of Rule 13e-4(c)(4) promulgated under the Securities and Exchange Act of 1934, as amended.

         The information set forth in the Schedule TO and in the Offer Statement is incorporated into this Amendment by reference with respect to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent expressly provided herein.

ITEMS 2, 4 AND 6.

         Items 2, 4 and 6 of the Schedule TO, which each incorporate by reference the information contained in Section 5 of the Offer Statement, are hereby amended as follows:

The following paragraph is hereby added to the end of the section titled "Section 5. Acceptance for Purchase of Options and Payment of Cash Amount" under the caption "The Offer" of the Offer Statement:

"The offer, including all withdrawal rights, expired at 5:01 P.M., Eastern Time on June 29, 2004. 159 eligible Option holders elected to participate in the offer and, pursuant thereto, the Company accepted Options to purchase an aggregate of 757,609 shares of Common Stock, representing approximately 80% of Options eligible to be tendered in the offer. All Options that were properly tendered and not validly withdrawn by Option holders were accepted by the Company on June 30, 2004. Upon the terms and subject to the conditions of the Offer to Purchase Specified Options, the Company will promptly pay an aggregate of $844,028.25 for such properly tendered Options."

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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 30, 2004              RUSS BERRIE AND COMPANY, INC.

                                   By:    /S/ ARNOLD BLOOM
                                         --------------------
                                   Name:  Arnold Bloom
                                   Title: Vice President and General Counsel